EXHIBIT 99.1

For Immediate Release	Date: March 20, 2017
17-12-TR

Teck Announces Subscription to Erdene Placement

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it has subscribed for and acquired an additional 543,478 common shares of Erdene Resource Development Corp. (TSX: ERD) (“Erdene”), at a cost of $0.92 per common share, in a private placement conducted by Erdene.

Following the subscription, Teck holds 13,222,904 common shares of Erdene, or approximately 9.1% of Erdene’s outstanding common shares. Due to recent share issuances by Erdene, Teck’s beneficial ownership of, or control or direction over, Erdene common shares decreased to less than 10%.

Erdene is a mining company focused on the acquisition, exploration and development of base and precious metals in Mongolia.

The subscription was made for investment purposes and to satisfy certain funding commitments under a private placement agreement entered into with Erdene in April 2013. Teck may otherwise determine to increase or decrease its investment in Erdene depending on market conditions and any other relevant factors. This release is required to be issued under the early warning requirements of applicable securities laws. A copy of the early warning report may be obtained from the contacts listed below.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com